                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         AMENDMENT No. 2 TO SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                  Semiconductor Laser International Corporation
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                    816638100
                                 (CUSIP Number)

                         bmp Mobility AG Venture Capital
                              Charlottenstrasse, 16
                              10117 Berlin, Germany
                           Attention: Oliver Borrmann
                              (011 49 30) 20 30 50

                                    Copy to:

                           Lawrence Vranka, Jr., Esq.
                               Linklaters & Paines
                    1345 Avenue of the Americas (19th Floor)
                            New York, New York 10105
           _______________________(212) 424 9000______________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

             ______________________May 26, 1999_____________________
             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D


CUSIP NO.  816638100                                           Page 2 of 5 Pages


NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           bmp Mobility AG Venture Capital
--------------------------------------------------------------------------------

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)    [   ]
         (b)    [   ]
--------------------------------------------------------------------------------

SEC USE ONLY
--------------------------------------------------------------------------------

SOURCE OF FUNDS*             AF
--------------------------------------------------------------------------------

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)     [   ]
--------------------------------------------------------------------------------

CITIZENSHIP OR PLACE OF ORGANIZATION    Federal Republic of Germany
--------------------------------------------------------------------------------

       NUMBER OF
         SHARES         SOLE VOTING POWER      2,367,650**
     BENEFIFICALLY
        OWNED BY
          EACH
 REPORTING PERSON WITH
-------------------------
                        --------------------------------------------------------

                        SHARED VOTING POWER      0
-------------------------
                        --------------------------------------------------------

                        SOLE DISPOSITIVE POWER      2,367,650**
-------------------------
                        --------------------------------------------------------

                        SHARED DISPOSITIVE POWER       0
--------------------------------------------------------------------------------
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                  2,367,650**
--------------------------------------------------------------------------------

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     [   ]
--------------------------------------------------------------------------------

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     19.45%**
--------------------------------------------------------------------------------
TYPE OF REPORTING PERSON AMOUNT      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.
                    **But see the final paragraph of Item 5.




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                                                               Page 3 of 5 Pages




The Reporting Person hereby amends its Statement on Schedule 13D dated February 16, 1999 ("Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D dated April 29, 1999 ("Amendment No. 1"), in respect of the Common Stock, par value $0.01 per share (the "Common Stock"), of Semiconductor Laser International Corporation (the "Issuer") to report the acquisition by the Reporting Person of 192,500 shares of Series B non-voting preferred stock of the Issuer convertible into Common Stock (the "Series B Preferred Stock") constituting the May Installment (as defined in Amendment No. 1), as more fully described in Item 3 below. In addition, the Reporting Person hereby reports the acceleration of its obligation to pay $1,150,000, subject to satisfaction of all conditions precedent, in respect of 575,000 shares of Series B Preferred Stock comprising the Final Installment (as defined in Amendment No. 1) of its Second Stage Investment (as defined in Amendment No. 1) as a consequence of the satisfaction of one of the Nasdaq Conditions (as defined in Amendment No. 1), as more fully described in Item 3 below. The shares of Series B Stock acquired or to be acquired by the Reporting Person are hereinafter referred to as the "Preferred Shares."

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


The May Installment was paid by the Reporting Person, and 192,500 Preferred Shares were issued by the Issuer to the Reporting Person in consideration therefor, on May 28, 1999. Prior to the payment of the May Installment, the Reporting Person obtained a loan in the amount of U.S. $385,000 from bmp AG Venture Capital & Network Management ("bmp AG VC & NM"), a stock corporation organized under the laws of the Federal Republic of Germany which owns 100% of the outstanding capital stock of the Reporting Person. This loan was obtained specifically for the purpose of paying the May Installment. The loan bears interest at the rate of 7% per annum and matures on December 31, 1999. The loan may be rolled over for additional one-year terms on the same terms as the original borrowing; provided, however, that with respect to each rollover the annual interest rate will be adjusted to reflect the then-prevailing German interbank rate plus 3.5%. The loan was funded by bmp AG VC & NM out of working capital. The Reporting Person expects to fund its acquisition of the remaining number of Preferred Shares constituting the Final Installment with a further loan from bmp AG VC & NM shortly prior to or at the time of the Final Installment on the same terms as the loan relating to the May Installment. The Reporting Person expects that such future loan will also be made by bmp AG VC & NM out of working capital.

On May 28, 1999 the Reporting Person received notice from the Issuer that the Common Stock of the Issuer was delisted from the Nasdaq SmallCap Market effective May 26, 1999. Changes to the Reporting Person's Statement on Schedule 13D, as amended, required to be made to reflect the results of delisting will be reflected in a further amendment to Schedule 13D to be filed promptly. Reference is made to the third paragraph of Item 3, the third and fourth paragraphs of
Item 4 and the first and second paragraphs of Item 6, all of Amendment No.
1.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Under the Securities Purchase Agreement dated as of February 5, 1999 between the Issuer and the Reporting Person, as amended by Amendment No. 1 to the Securities Purchase Agreement, dated as of April 28, 1999 (as amended, the "Purchase Agreement"), the Reporting Person has agreed with the Issuer that the Reporting Person shall not have the right to convert the Preferred Shares into Common Stock and that such Preferred Shares may only be converted into Common Stock by direct and indirect unaffiliated transferees from the Reporting Person. In addition, in accordance with the


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                                                               Page 4 of 5 Pages

Certificate of Designations, Preferences and Rights relating to the Series B Preferred Stock (the "Certificate of Designations"), the conversion of the Preferred Shares is initially subject to in additional charter limitations, imposed as a consequence of applicable rules and regulations of the Nasdaq SmallCap Market. Within ten days of the date upon which one of the Nasdaq Conditions is satisfied, the Issuer shall, with the written consent of the holders of not less than a majority of the then outstanding Preferred Shares, file a certificate of amendment to the Certificate of Designations to delete the provisions setting forth such limitations on conversion contained therein, but the contractual limitations under the Purchase Agreement shall remain in place.

As previously reported in Amendment No. 1, subject to the satisfaction of one of the Nasdaq Conditions and effective as of and further subject to the funding of the Final Installment, the Reporting Person shall be entitled to receive certain Warrants (as defined in Amendment No. 1) from the Issuer entitling the Reporting Person to purchase an aggregate of 500,000 shares of Common Stock. Assuming delivery of the Warrants and without any additional issuance of shares of Common Stock by the Issuer, the Reporting Person would be the beneficial owner of 2,867,650 shares of Common Stock of the Issuer, representing 22.62% of the Common Stock.



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                                                               Page 5 of 5 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                    May 28, 1999
                                               -----------------------
                                                       (Date)


                                                 /s/ Oliver Borrmann
                                               -----------------------
                                                     (Signature)

                                        Oliver Borrmann, Chief Executive Officer
                                        ----------------------------------------
                                                    (Name/Title)



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